                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                            Registration Statement No. 333-65676
                                                         Dated: January 31, 2002


Prospectus Supplement
(To Prospectus Dated August 14, 2001)

                           ---------------------------

                              PROSPECTUS SUPPLEMENT

                           ---------------------------

                                  TELLIUM, INC.

                                21,878,445 SHARES

                                  COMMON STOCK

                           ---------------------------

         This prospectus supplement relates to the public offering of up to 21,878,445 shares of common stock by some of our existing stockholders, as described on pages 76 to 81 of the prospectus dated August 14, 2001, to which this prospectus supplement is attached.

         This prospectus supplement should be read in conjunction with the prospectus dated August 14, 2001 and the prospectus supplements dated October 25, 2001, November 9, 2001, November 15, 2001 and December 20, 2001, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supercedes the information contained in the prospectus dated August 14, 2001, including any supplements or amendments thereto.

                           ---------------------------

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 of the attached prospectus to read about factors that you should consider before buying shares of our common stock.

                           ---------------------------

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                           ---------------------------


           The date of this prospectus supplement is January 31, 2002

Recent Developments

         Financial Results

         On January 31, 2002, we announced the financial results of our fourth quarter and year ended December 31, 2001. Revenues were $50.2 million during the quarter, an increase of 25 percent over our third quarter 2001 revenues of $40.1 million. Revenues for the year ended December 31, 2001 totaled $136.4 million compared to $15.6 million in the prior year. On a pro forma cash basis (before non-cash charges related to equity issuances, stock-based compensation expense, depreciation, and amortization), gross margins rose to $23.1 million in the fourth quarter of 2001, or 46 percent of revenues, increasing from $17.7 million, or 44 percent of revenues, in the third quarter of 2001.

         Operating income on a pro forma cash basis was $109,000, compared to an operating loss of $9.9 million on a pro forma cash basis during the third quarter of 2001. Including non-cash charges, the operating loss was $63.1 million during the fourth quarter. This includes a one-time non-cash charge in the amount of $19.2 million, as a result of the cancellation of warrants for 1.375 million shares, in connection with a previously announced amendment to a customer contract. Excluding the $19.2 million one-time non-cash event, the operating loss was $43.9 million, versus $50.7 million during the third quarter of 2001.

         Our net income on a pro forma cash basis during the fourth quarter of 2001 was $1.7 million, or $0.01 per fully diluted share, as compared to a net loss of $7.4 million on a pro forma cash basis, or a loss of $0.06 per fully diluted share, during the third quarter of 2001. Including non-cash charges, the company's net loss for the fourth quarter was $61.5 million. Excluding the $19.2 million one-time non-cash event, the net loss was $42.3 million versus a net loss of $48.2 million in the preceding quarter.

     "This quarter marks a very important financial milestone at Tellium. We successfully turned cash positive on a pro forma basis in only our third quarter as a public company, two quarters earlier than the most optimistic analyst estimates," said Harry J. Carr, chairman of the board and chief executive officer of Tellium. "We grew the top line 25 percent sequentially, improved gross margins 200 basis points to 46 percent of revenues on a pro forma cash basis, effectively managed all aspects of our business to achieve cash profitability on an operating basis and became the switching backbone of the largest optically switched shared mesh network in the world."

         Tellium, Inc. Pro Forma/1/ Consolidated Statement of Operations

                  (amounts in thousands, except per share data)

                                                                    Three months ended                Year ended
                                                             ------------------------------------
                                                                  9/30/01            12/31/01         12/31/01
                                                                -----------         -----------    ---------------
                                                                (unaudited)         (unaudited)      (unaudited)

REVENUE                                                        $    40,148         $    50,205       $    136,403
COST OF REVENUE                                                     22,484              27,098             76,537
                                                                -----------         -----------      -------------
Gross profit                                                        17,664              23,107             59,866
                                                                -----------         -----------      -------------

OPERATING EXPENSES:
     Research and development                                       15,460              11,461             57,813
     Sales and marketing                                             6,930               5,979             28,852
     General and administrative                                      5,203               5,558             20,750
                                                                -----------         -----------      -------------
     Total operating expenses                                       27,593              22,998            107,415
                                                                -----------         -----------      -------------
OPERATING (LOSS)                                                    (9,929)                109            (47,549)
                                                                -----------         -----------      -------------

OTHER (EXPENSE) INCOME:
     Other (expense ) income                                           (40)                (18)                40
     Interest income-net                                             2,531               1,610              8,975
                                                                -----------         -----------      -------------

     Total other income                                              2,491               1,592              9,015
                                                                -----------         -----------      -------------

NET (LOSS) INCOME                                           $       (7,438)       $      1,701      $     (38,534)
                                                                ===========         ===========      =============

BASIC AND DILUTED (LOSS) INCOME PER SHARE
     Reported/2/                                            $        (0.07)    $          0.02   $          (0.54)
     Pro forma/3/                                           $        (0.06)    $          0.01   $          (0.29)
                                                            ===============         ===========      =============

BASIC AND DILUTED
     WEIGHTED AVERAGE SHARES OUTSTANDING
         Reported/2/                                               102,498             105,254             70,887
         Pro forma/3/                                              130,897             127,709            134,652
                                                                ===========         ===========      =============

Notes
-----

/1/ Excludes non-cash items including charges relating to equity issuances, stock-based compensation expense, depreciation, and amortization.

/2/ Reflects number of shares calculated pursuant to generally accepted accounting principles.

/3/ Reflects number of shares including both shares outstanding and shares issuable upon exercise of outstanding options and warrants, pursuant to the treasury method.

                                     -more-

           Tellium, Inc. Reported Consolidated Statement of Operations

                  (amounts in thousands, except per share data)

                                                                         Three months ended                 Year Ended
                                                                 ------------------------------------
                                                                     9/30/01             12/31/01            12/31/01
                                                                    -----------         -----------     -----------------
                                                                    (unaudited)         (unaudited)         (audited)
REVENUE                                                             $   40,148          $   50,205          $  136,403

     Non-cash charges relating to equity issuances/3/                   13,935              35,143              60,758
                                                                    ----------          ----------         -----------
REVENUE, net of non-cash charges relating to equity issuances           26,213              15,062              75,645

COST OF REVENUE                                                         25,775              30,608              87,347
                                                                    ----------          ----------         -----------
Gross profit                                                               438             (15,546)            (11,702)
                                                                    ----------          ----------         -----------
OPERATING EXPENSES:
     Research and development,
         excluding stock-based compensation                             16,733              12,630              61,244
     Sales and marketing,
         excluding stock-based compensation                              7,323               6,254              29,714
     General and administrative,
         excluding stock-based compensation                              6,490               6,980              25,729
     Amortization of intangible assets                                   7,917               7,917              31,667
     Stock-based compensation expense                                   12,629              13,780              59,948
                                                                    ----------          ----------          ----------
     Total operating expenses                                           51,092              47,561             208,302
                                                                    ----------          ----------          ----------

OPERATING (LOSS)                                                       (50,654)            (63,107)           (220,004)
                                                                    ----------          ----------          ----------

OTHER EXPENSE (EXPENSE) INCOME:
     Other (expense) income                                                (40)                (18)                 40
     Interest income-net                                                 2,531               1,610               8,975
                                                                    ----------          ----------          ----------

     Total other income                                                  2,491               1,592               9,015
                                                                    ----------          ----------          ----------

NET (LOSS)                                                          $  (48,163)         $  (61,515)        $  (210,989)
                                                                    ===========          =========          ==========

BASIC AND DILUTED (LOSS) PER SHARE
     Reported/1/                                                    $    (0.47)         $    (0.58)        $     (2.98)
     Pro forma/2/                                                   $    (0.37)         $    (0.48)        $     (1.57)
                                                                    ==========          ==========          ==========

BASIC AND DILUTED
     WEIGHTED AVERAGE SHARES OUTSTANDING
         Reported/1/                                                   102,498             105,255              70,887
         Pro forma/2/                                                  130,897             127,709             134,652
                                                                    ===========         ==========          ==========

STOCK-BASED COMPENSATION EXPENSE/3/
     Cost of revenue                                                $    1,414          $    1,434         $     5,801
     Research and development                                            8,217               8,196              36,480
     Sales and marketing                                                 2,984               3,015              14,068
     General and administrative                                          1,428               2,569               9,400
                                                                    ----------          ----------          ----------
     Total stock-based compensation expense                         $   14,043          $   15,214         $    65,749
                                                                    ==========          ==========          ==========

DEPRECIATION/3/
     Cost of revenue                                                $    1,877          $    2,075         $     5,009
     Research and development                                            1,274               1,169               3,431
     Sales and marketing                                                   393                 275                 863
     General and administrative                                          1,287               1,422               4,978
                                                                    ----------          ----------          ----------
     Total depreciation                                             $    4,831          $    4,941         $    14,281
                                                                    ==========          ==========          ==========

Notes
-----

/1/ Reflects number of shares calculated pursuant to generally accepted accounting principles.

/2/ Reflects number of shares including both shares outstanding and shares issuable upon exercise of outstanding options and warrants, pursuant to the treasury method.

/3/ Reflects lines not included in the pro forma consolidated statement of operations.

                                     -more-

                    Tellium, Inc. Consolidated Balance Sheet

                             (amounts in thousands)

As of:                                                                     9/30/01              12/31/01
                                                                        -------------         -------------
                                                                         (unaudited)            (audited)
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                      $        226,421      $        218,708
     Accounts receivable, less allowance for doubtful accounts                   474                23,924
     Inventories                                                              65,389                52,398
     Prepaid expenses and other current assets                                 6,636                 8,108
                                                                        ------------         -------------
     Total current assets                                                    298,920               303,138

Property and equipment - net                                                  67,197                65,085
Deferred warrant cost                                                        100,848                65,705
Intangible assets - net                                                       64,250                60,200
Goodwill - net                                                                62,301                58,434
Other assets                                                                   1,276                 1,277
                                                                        ------------         -------------

TOTAL ASSETS                                                        $        594,792      $        553,839
                                                                        ============         =============
LIABILITIES, PREFERRED STOCK, AND
     STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Trade accounts payable                                         $          3,785      $          9,684
     Accrued expenses and other current liabilities                           42,497                39,777
     Current portion of notes payable                                            624                   602
     Current portion of capital lease obligations                                105                    96
     Bank line of credit                                                       8,000                 8,000
                                                                        -------------         -------------

     Total current liabilities                                                55,011                58,159

Long-term portion of notes payable                                               730                   583
Long-term portion of capital lease obligations                                   130                   125
Other long-term liabilities                                                      166                   233
                                                                        -------------         -------------

TOTAL LIABILITIES                                                             56,037                59,100
                                                                        -------------         -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Common stock, $0.001 par value, 900,000 shares authorized, 113,687 issued and 112,299 outstanding as of 9/30/01, 114,495 issued and
         112,447 outstanding as of 12/31/01                                      114                   115
     Additional paid-in capital                                            1,042,482             1,043,901
     Notes receivable                                                        (35,679)              (33,514)
     Accumulated deficit                                                    (305,623)             (367,138)
     Deferred employee compensation                                         (159,575)             (144,496)
     Common stock in treasury, at cost                                        (2,964)               (4,129)
                                                                        -------------         -------------

     Total stockholders' equity                                              538,755               494,739
                                                                        -------------         -------------

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                                           $        594,792       $       553,839
                                                                        =============         =============

                                                                 # # #

This prospectus supplement contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in the "Risk Factors" section of our Form S-1 registration statement (File No. 333-65676) initially filed on July 24, 2001 and our quarterly reports. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus supplement.